

07000997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Independent Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12636 High Bluff Drive Suite 100
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Heising 858-436-3180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Coons, Timothy Alan
(Name – *if individual, state last, first, middle name*)

4241 Jutland Drive Ste 304A (Address) San Diego (City) CA (State) 92117 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Scott Heising__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Independent Financial Group, LLC.______ , as of __December 31, 2006______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JANIS MARIE NAIMAN
Commission # 1505220
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2008

Signature

________Managing Director/CFO________________
Title

Notary Public

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
_(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
_(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
_(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
_(m) A copy of the SIPC Supplemental Report.
_(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Financial Group, LLC

Index to Financial Statements

Rule 17a – 5 (d) (1)

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A. COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573
FAX 866-302-8284

To the Member of
Independent Financial Group, LLC

I have audited the accompanying statement of financial condition of Independent Financial Group, LLC (a Delaware Limited Liability Company) as of December 31, 2006, and the related statements of income (loss) for the year then ended December 31, 2006, changes in member's equity and cash flows for the year then ended December 31, 2006 and the schedules of computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness as of December 31, 2006. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U. S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Financial Group, LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended December 31, 2006 in conformity with U.S. generally accepted accounting principles. Further, in my opinion, the data shown in the schedules of computation of net capital, computation of net capital requirement and computation of aggregate indebtedness as of December 31, 2006, presents fairly, in all material aspects the information set forth therein.



Timothy A Coons, CPA

San Diego, California USA
February 23, 2007

Independent Financial Group, LLC

Statement of Financial Condition
December 31, 2006

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 647,590	$ -	$ 647,590
Accounts Receivable	898,512	44,486	942,998
Receivables from non-customers	-	108,842	108,842
Deposits	-	23,506	23,506
Fixed Assets Net of Depreciation Of $28,594	54,798	68,555	123,353
Prepaid expenses	-	129,194	129,194
Total Assets	$1,600,900	$ 374,583	$1,975,483

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable	$ 1,258,406
Inter-company Payables	1,783
Total Current Liabilities	1,260,189
Lease Payable	54,798
Total Liabilities	1,314,987
Member's Equity	
Member's Capital	660,496
Total Member's Equity	660,496
Total Liabilities and Member's Equity	$1,975,483

The accompanying notes are an integral part of these financial statements.

Independent Financial Group, LLC

Statement of Income (Loss)
For the Year January 1, 2006 through December 31, 2006

Revenues:	
Commissions	$21,368,263
Other revenue	2,005,305
Total Revenues	23,373,568
Costs and Expenses:	
Commissions	19,688,681
Clearing and other selling expenses	327,859
Regulatory fees and licenses	41,676
Salaries and wages	1,383,869
Payroll taxes and employee benefits	201,414
Professional services	119,508
Meetings and conventions	357,744
Occupancy	311,706
Insurance	17,086
Telephone and delivery	43,443
Travel and entertainment	55,763
Office	36,546
Other compensation	297,728
Recruiting, advertising, promotions	40,570
Depreciation and amortization	22,491
Printing and reports	11,370
Other	15,271
Total Costs and Expenses	22,972,725
Net Income (Loss) Before Taxes	400,843
Taxes	20,122
Net Income (Loss) for the period	$ 380,721

The accompanying notes are an integral part of these financial statements.

Independent Financial Group, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2006

	Capital
Balance, December 31, 2005	$ 539,775
Dividends	(260,000)
Net Income (Loss) for the period	380,721
Balances, December 31, 2006	$ 660,496

The accompanying notes are an integral part of these financial statements.

Independent Financial Group, LLC

Statement of Cash Flows
For the Period January 1, 2006 through December 31, 2006

Cash Flow from Operating Activities-	
Net Income (Loss) for the period	$380,721
Add (Deduct) –	
Depreciation and amortization	22,491
Increase in accounts receivable	(303,649)
Increase in prepaids	(33,317)
Increase in accounts payable	356,324
Dencrease in intercompany payable	(10,746)
Net Cash provided (used) by Operating Activities	411,824
Cash Flow from Investing Activities-	
Fixed Assets	(20,503)
Net Cash provided (used) by Investing Activities	(20,503)
Cash Flow from Financing Activities-	
Lease Payable	(28,843)
Dividends	(260,000)
Net Cash provided (used) by Financing Activities	(288,843)
Change in cash	102,478
Cash Balance, December 31, 2005	$545,112
Cash Balance, December 31, 2006	$647,590

The accompanying notes are an integral part of these financial statements.

Independent Financial Group, LLC

Schedule I
Computation of Net Capital
December 31, 2006

Net Capital –	
Member's Equity	$ 660,496
Additions (Deductions) from Equity	
Non-allowable assets	(374,583)
Net Capital	$ 285,913

Schedule II
Computation of Net Capital Requirement
December 31, 2006

Minimum Net Capital Based on 6.67% Aggregate Indebtedness	$ 85,839
Deduct 50% of Lease Indebtedness	(27,399)
Minimum Net Capital As Adjusted	58,440
Minimum Dollar Requirement	50,000
Excess Net Capital	227,473
Excess Net Capital @ 1000%(Net Cap-10%A.I.)	157,154

The accompanying notes are an integral part of these financial statements.

Independent Financial Group, LLC

Schedule III
Computation of Aggregate Indebtedness
December 31, 2006

Total aggregated indebtedness from liabilities From financial condition	$1,314,987
Adjustment to aggregated indebtedness	(27,399)
Total adjusted aggregated indebtedness	1,287,588
Ratio of aggregated indebtedness to net capital	450%

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2006. See Note 2.

The accompanying notes are an integral part of these financial statements.

Independent Financial Group, LLC

Notes to Financial Statements
December 31, 2006

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty day period.

The Company has executed agreements with Pershing, LLC and Pershing, LLC for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with U.S. generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $285,913, which is $227,473 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the period ended December 31, 2006.

			AI-Net Cap
Initial unaudited net capital	$285,913	Initial unaudited AI	$1,287,588 (450%)
Audited net capital	$285,913	Audited AI	$1,287,589 (450%)

Note 3: Related Party –

The Company is a single member limited liability company owned by Independent Financial Group, Inc. a California corporation. The amount due to the related company as of December 31, 2006 is $1,783.

Independent Financial Group, LLC

Notes to Financial Statements
December 31, 2006
(Continued)

Note 4: Exemption From Computing Reserve Requirements and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2006 as per the Security and Exchange Commission Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

Note 5: Depreciation

The company during the current year placed into service fixed assets on a capital lease and tenant improvements in the form of a wiring contract in order to directly service the clients. The company placed into service fixed assets in the amount of $151,947 and had depreciation for the year amounting to $22,941 leaving a net book value of $123,353.

TIMOTHY A. COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573
FAX 866-302-8284

To the Member of
Independent Financial Group, LLC

I have examined the financial statements of Independent Financial Group, LLC (a Delaware Limited Liability Company) as of December 31, 2006 and have issued an auditor's report thereon dated February 23, 2007.

As part of that examination, I planned, performed and evaluation of the systems of internal control to the extent I considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This planning, performing, and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed in making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3-3(e), (ii) for safe guarding securities that may be received for transmittal to a clearing organization, (iii) required prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, (v) making quarterly security examinations, counts, verifications and comparisons, and (vi) recordation of differences required by Rule 17a-13. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under U.S. generally accepted auditing standards and Rule 17a-5, the purposes of such planning, performance, and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility the objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and fraud concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognize that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of the report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control to detect an error or fraud that may occur. In the performance of most control procedures, errors or fraud can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further,

projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My planning, performance and evaluation of the system of internal accounting control for the period of January 1, 2006 through December 31, 2006, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses or fraud in the system that may have existed during that period, disclosed no weaknesses or fraud .

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2006 to meet the SEC objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Timothy A Coons, CPA

San Diego, California USA
February 23, 2007

END